PIMCO FUNDS: MULTI-MANAGER SERIES

840 Newport Center Drive

Newport Beach, CA 92660

February 11, 2004

Mr. Brion Thompson

U.S. Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549-0505

Re:	PIMCO Funds: Multi-Manager Series—CIK No. 0000867297

Request for Withdrawal of Amendment to Registration Statement on Form N-1A

File Nos. 33-36528 and 811-6161

Dear Mr. Thompson:

PIMCO Funds: Multi-Manager Series (the “Trust”), an open-end management investment company registered under the Investment Company Act of 1940, as amended (the “1940 Act”), hereby requests the withdrawal of Post-Effective Amendment No. 85 to the Trust’s registration statement on Form N-1A (the “Registration Statement”), which was duly submitted via EDGAR and accepted by the Securities and Exchange Commission on December 15, 2003. Post-Effective Amendment No. 85 was filed to register Class D shares (the “Shares”) of the PIMCO Asset Allocation Fund. The Trust has not offered, and does not currently intend to offer in the near future, the Shares. If and when the Trust decides to offer the Shares, it will file another post-effective amendment to its registration statement. Accordingly, the withdrawal of Post-Effective Amendment No. 85 is requested at this time.

The Trust’s request for withdrawal of Post-Effective Amendment No. 85 is made pursuant to Rule 477(a) under the Securities Act of 1933.

Sincerely,

/s/ Newton B. Schott, Jr.

Newton B. Schott, Jr. President